Exhibit 99.2

Li Bang International Corporation Inc. Announces Results of September 2026 Extraordinary General Meeting

JIANGYIN, China, Sept. 22, 2026 (GLOBE NEWSWIRE) — Li Bang International Corporation Inc. (“Li Bang International”) and its subsidiaries (collectively, the “Company,” “we,” “us,” “our company,” or “Li Bang”) (Nasdaq: LBGJ), a company engaged in designing, developing, producing, and selling stainless steel commercial kitchen equipment in China, today announced the results of the Company’s September 2026 Extraordinary General Meeting (the “Meeting”), as adjourned and reconvened, held at 9:30 a.m. U.S. Eastern Time on September 22, 2026. All proposals submitted for shareholder approval at the Meeting have been approved. The shareholders have duly adopted the following resolutions:

(1) An ordinary resolution to increase the authorized share capital of the Company from: USD $35,000 divided into 15,750,000 Class A ordinary shares with par value of USD $0.002 each share and 1,750,000 Class B ordinary shares with par value of USD $0.002 each share, to: USD $7,000,000 divided into 3,150,000,000 Class A ordinary shares with par value of USD 0.002 each share and 350,000,000 Class B ordinary shares with par value of USD $0.002 each share, by increasing the number of authorized Class A ordinary shares by 3,134,250,000, and the number of authorized Class B ordinary shares by 348,250,000 (the “Share Capital Increase”).

(2) A special resolution, subject to and immediately following the Share Capital Increase being effected and further subject to compliance with all further applicable requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”), to approve the reduction of the par value of each authorized ordinary share of the Company (including all authorized, issued and outstanding Class A ordinary shares and Class B ordinary shares) from USD $0.002 to USD $0.00001 and to authorize the board of directors of the Company (the “Board”) to take all actions necessary or advisable to effect such change (the “Share Capital Reorganization”), specifically through the following steps:

Share Capital Reduction

a. the par value of each issued and outstanding class A ordinary share of USD $0.002 par value each and class B ordinary share of USD $0.002 par value each in the share capital of the Company be reduced to USD $0.00001 by cancelling USD $0.00199 of the paid-up capital on each of the issued and outstanding class A ordinary shares of USD $0.002 par value each and class B ordinary shares of USD $0.002 par value each (the “Share Capital Reduction”);

b. following the Share Capital Reduction, the amount deemed to be paid up on each issued and outstanding share of the Company shall be USD $0.00001;

c. the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the Board may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

Share Capital Subdivision

d. immediately following the Share Capital Reduction:

i.	each authorized but unissued class A ordinary share of USD $0.002 par value each be subdivided into 200 class A ordinary shares of USD $0.00001 par value each; and

ii.	each authorized but unissued class B ordinary share of USD $0.002 par value each be subdivided into 200 Class B ordinary shares of USD $0.00001 par value each (collectively, the “Subdivision”);

Share Capital Cancellation

e. immediately following the Subdivision, the authorized share capital of the Company be altered by the cancellation of such number of unissued class A ordinary shares of USD $0.00001 par value each and unissued class B ordinary shares of USD $0.00001 par value each that will result in the Company having authorized share capital of USD $35,000 divided into 3,150,000,000 class A ordinary shares of par value of USD $0.00001 each and 350,000,000 class B ordinary shares of par value of USD $0.00001 each (the “Cancellation”); and

Authorized Share Capital Confirmation

f. immediately following the Share Capital Reduction, the Subdivision and Cancellation, the authorized share capital of the Company shall be USD $35,000 divided into 3,150,000,000 class A ordinary shares of par value of USD $0.00001 each and 350,000,000 class B ordinary shares of par value of USD $0.00001 each.

(3) Special resolutions, subject to and immediately following the Share Capital Increase and the Share Capital Reorganization being effected, to approve the adoption by the Company of an amended and restated memorandum of association (the “New MA”), substantially in the form set forth in Exhibit A in the Explanatory Statement of the Meeting, in substitution for, and to the entire exclusion of, the Company’s currently effective amended and restated memorandum of association adopted by a special resolution passed on April 30 2026, to reflect the Share Capital Increase and the Share Capital Reorganization.

(4) A special resolution, subject to approval of the New MA and immediately following the completion of the filings of the New MA and further subject to all necessary governmental and regulatory consents, to approve:

a.	the deregistration of the Company as an exempted company under the laws of the Cayman Islands and the continuation of the Company into the British Virgin Islands (“BVI”) as a BVI business company under the laws of BVI (the “Migration”); and

b.	the adoption, conditional upon and with immediate effect from the Migration, of a memorandum and articles of association compliant with the laws of the BVI, substantially in the form attached as Exhibit B in the Explanatory Statement of the Meeting (the “BVI MAA”), in substitution and replacement in their entirety of the Company’s then existing amended and restated memorandum and articles of association.

(5) An ordinary resolution, subject to approval of Proposal 4 (the Migration proposal), to approve the authorization of the Board and any director or officer and of the Company to take all actions, execute all documents and make all filings as they may deem necessary or desirable to effect the Migration, including without limitation, signing (i) the voluntary declaration for and on behalf of the Company (which shall also be sworn by a Director) including a statement of the Company’s assets and liabilities as required by the Companies Act ; (ii) as the Company has no secured creditors, an undertaking that the Company has no secured creditors; (iii) a notice of the Company’s proposed registered office address in BVI, each in connection with the Company’s application to the Registrar of Companies of the Cayman Islands for the Migration, and the authorization of the Company’s registered office service providers to notify the Registrar of Companies of the Cayman Islands of the passing of the relevant special resolutions in accordance with the Companies Act.

(6) An ordinary resolution to approve to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, the Meeting becomes inquorate or there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

The approved proposals will take effect in such sequence and subject to such conditions reviewed at the Meeting and described in the Notice and Explanatory Statement of the Meeting, including any required governmental and regulatory consents and filings.

The Meeting was held originally on September 21 at 9:30 a.m. U.S. Eastern Time, and was adjourned due to the absence of a quorum and in accordance with the adjourned-meeting provisions of Article 17.7 of the Company’s currently effective amended and restated memorandum and articles of association adopted pursuant to special resolutions of the Company passed on April 30, 2026. The ordinary shares represented in person or by proxy at this adjourned Meeting, although still less than one-third (1/3) of the outstanding ordinary shares, constituted a quorum in accordance with Article 17.7 as permitted under applicable Cayman Islands law. In this respect, the Company elected to follow home country practice in the Cayman Islands in lieu of satisfying the quorum-related requirements of Nasdaq’s Listing Rule 5620(c).

About Li Bang International Corporation Inc.

Li Bang International Corporation Inc. specializes in the development, production, and sale of stainless-steel commercial kitchen equipment under its own “Li Bang” brand in China. In addition to its product offerings, the Company provides comprehensive services from early-stage design of commercial kitchen appliances to equipment installation and after-sales maintenance. Committed to innovation and high-quality, the Company uses modern production facilities and mature procedures and strives to become a first-class commercial kitchen appliance manufacturer in China. The Company’s long-term vision is to establish itself as a household name, synonymous with the products it manufactures. For more information, please visit the company’s website at https://ir.libangco.cn.

Forward Looking Statements

Certain statements in this announcement constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may”, “could”, “will”, “should”, “would”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to carefully review other factors that may affect its future performance or results in the Company’s public filings with the U.S. Securities and Exchange Commission.

CONTACTS

Li Bang International Corporation Inc.

Investor Relations Department

Email: guanli@libangco.cn

WFS Investor Relations

Email: services@wfsir.com

Phone: +1 628 283 9214